Filed by Gores Holdings VI, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Holdings VI, Inc.

Commission File No.: 001-39790

Date: May 26, 2021

Matterport Posts Earnings Call Transcript of Fiscal 2021 First Quarter Results on May 26, 2021

SUNNYVALE, Calif. — Matterport, Inc., has posted a transcript of the earnings call for its fiscal 2021 first quarter results on the investor relations page of its website at: https://matterport.com/investors. A copy of the transcript is below:

MATTERPORT Q1 EARNINGS CALL TRANSCRIPT

List of Participants

•	RJ Pittman, Chief Executive Officer, Matterport

•	JD Fay, Chief Financial Officer, Matterport

•	Soohwan Kim, VP Investor Relations

Soohwan Kim, VP Investor Relations:

Thank you. Before we begin, I’d like to remind you that today’s call may contain forward- looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including those set forth in our filings with the SEC and available in the Investor Relations section of our website. Actual results may differ materially from any forward-looking statements we make today. These forward-looking statements speak only as of today and the company does not assume any obligation or intend to update them except as required by law.

In addition, today’s call may include non-GAAP measures. These measures should be considered as a supplement to and not a substitute for GAAP financial measures, reconciliation to the nearest GAAP measure can be found in today’s earnings press release, which is available on the company’s website. Hosting today’s call are RJ Pittman, Chief Executive Officer of Matterport and JD Fay, Chief Financial Officer.

With that I’d like to turn the call over to RJ to begin.

RJ Pittman, CEO, Matterport:

Thanks, Soohwan. Good afternoon everyone and thank you for joining us today.

I am very excited to share our first quarter financial results with you. This was a record quarter for Matterport, as our subscriber base grew to over 330,000, and we delivered $26.9 million in total revenue, up a remarkable 108% from the year-ago quarter. JD Fay will discuss our strong first quarter results in more detail, along with the great progress we’re making on our merger transforming Matterport into a public company, a bit later.

I’d like to now turn to a brief overview of Matterport and the market opportunity ahead.

Founded in 2011, Matterport has been digitizing the built world for a decade. It began with our market-leading 3D platform that lets anyone turn a physical space into an immersive digital twin. We have been relentlessly perfecting our craft to create the most detailed, accurate, and data-rich digital twins in the industry. Our 3D reconstruction process is fully automated, powered by advanced computer vision and artificial intelligence, allowing our solution to scale with equal precision to millions of buildings and spaces of any kind, anywhere in the world. Matterport digital twins are captured from any compatible camera. From sophisticated 3D imaging equipment such as Matterport’s groundbreaking Pro 2 camera… to the smartphone in your pocket!

Our customer base has grown to over 330,000 subscribers, digitizing spaces in more than 150 countries and growing. We call each digital twin captured by our customers a “Space.” And, our total Spaces Under Management, or SUM as we refer to it, has increased to over 5 million, more than doubling in the past year. We have digitized more than 10 billion square feet of space across multiple industries, from homes, offices, museums and schools to factories, hospitals, and retail stores.

Our total addressable market is enormous. Real estate is the largest asset class in the world, with an estimated value of $230 trillion. This is more than three times the value of all global equities combined. With an estimated four billion buildings worldwide, the built world is the largest undisrupted market, with less than 1% digitized today. Within many of the 4 billion buildings there are multiple unique spaces to digitize, yielding as many as 20 billion total spaces to capture. We believe the current total addressable market opportunity for digitizing the built world is over $240 billion.

With the help of artificial intelligence (AI), machine learning (ML) and deep learning (DL) technologies, we believe additional growth opportunities are available to us, as we continue to unlock powerful spatial data-driven property insights and analytics. This increases the total addressable market for the digitization and datafication of the built world to more than $1 trillion.

Our software provides customers critical tools and insights to drive material ROI improvements across every aspect of the building lifecycle—including design, build, operate, remodel, and repair. Our platform and data solutions are universal across industries and building types, giving Matterport a significant advantage as we scale into this huge market to help increase the value of the largest asset class in the world.

The Matterport spatial data platform delivers value across a diverse set of industries and use cases. Large retailers can manage thousands of store locations remotely; real estate agencies can provide virtual open houses for hundreds of properties and thousands of visitors at the same time; and property developers and insurance companies can more precisely document and assess building integrity -and- the construction process every step of the way with greater speed, efficiency and precision.

Matterport’s value proposition delivers significant time and cost savings for our customers, while providing the data insights they need to manage their spaces more effectively. Here are two examples:

First, in real estate, we work with the top residential and commercial real estate companies in the business.

Large residential real estate customers like Redfin, Compass and Keller Williams use Matterport to dramatically increase engagement, attract more prospects, and close business online without time consuming physical site visits. Research shows that homes with 3D digital twins sell 30% faster and realize up to 9% higher price.

Similarly, in commercial real estate, companies like JLL and Cushman & Wakefield use Matterport to digitize thousands of buildings globally. By taking these assets online, our platform helps manage their global portfolio anywhere, on any device. Cushman & Wakefield has increased its bookings with us by 26 times over two years, as they were able to prove out tremendous hard dollar cost savings.

Second, global telecom leaders like Ericsson, Verizon and AT&T are leveraging Matterport to manage construction and scale facilities management of their vast telecom locations globally. As you can imagine, the time, expense, and carbon emissions of travel to manage and develop tens of thousands of structures worldwide is very costly. With a strategic partner, we have integrated Matterport into Ericsson’s enterprise systems to speed the upgrade and rollout of 5G cell sites worldwide, while improving the efficiency of large-scale facilities management. We have grown this business by more than 60% in the past year, with much more to accomplish.

We believe we can continue to grow the company, by executing on our well established go-to-market playbook. I’d like to briefly walk you through our four vectors of growth :

First, scale our enterprise business across industry verticals.

Matterport will continue to drive customer growth by expanding use cases and introducing new applications. We are particularly focused on acquiring and retaining enterprise customers. With our massive spatial data library and pioneering AI-powered capabilities, we pride ourselves on our ability to deliver value across the property lifecycle for a wide range of industries.

This includes real estate, architecture, engineering and construction, travel and hospitality, insurance, industrial, retail and facilities. We will also increase investments in industry-specific sales and marketing initiatives to increase sales efficiency and drive customer growth and recurring revenue growth in our enterprise customer segment.

Second, accelerate our international expansion.

The majority of the world’s buildings are located outside of the United States, and we foresee massive opportunities in pursuing the digitization and datafication of the building stock worldwide. While we already serve customers in more than 150 countries, we will seek to further penetrate these existing geographies in order to add their unique spatial data to our platform as more customers are acquired and more use cases adopted. This creates a powerful network effect that will allow us to expand further into under-penetrated countries and unlock additional properties and spaces.

Third, increase our investment in research and development.

We will continue to invest in R&D to improve our core AI technology and data science, expand our solutions portfolio, and support seamless integration of our platform with third-party systems. We have a robust pipeline of new product releases in development for the foreseeable future. A year ago, we launched Matterport for iPhone, making Matterport accessible to hundreds of millions of people. Just download the free app to capture and collaborate on 3D spaces. Matterport for iPhone helped fuel our subscriber growth over tenfold in less than one year in the market. And just as Apple announced it’s new iPad and iPhone with LiDAR, we released a new version of Matterport that takes advantage of Apple’s new depth sensor to increase the fidelity and accuracy of our digital twins.

We also launched a strategic initiative to develop an offering for the other 85% of the world’s smartphones that run the Android operating system. And, not surprisingly, our customers had been asking for this too! We listened and recently launched the Matterport Capture App for Android, making our technology available to billions of Android users and significantly reducing their cost of ownership. This release for Android dramatically expands our market reach and has the power to accelerate our international expansion efforts across Asia Pacific, Europe, the Middle East and Africa where Android market share is especially concentrated. We see significant potential for future customer growth as we release more products and create additional upselling opportunities.

Our final growth vector is focused on expanding partner integrations and our third party developer ecosystem.

We are fostering a strong network of partners and developers for the Matterport technology platform. Built on top of our open, scalable and secure enterprise platform, organizations across numerous industries have been automating project workflows, enhancing customer experiences and creating custom applications for high value vertical use cases.

For example, in May 2020, we rolled out an early enterprise integration with Autodesk to help construction teams streamline documentation across workflows and collaborate virtually with Matterport digital twins at the center of engagement. With many more partners now joining the platform, we are accelerating efforts to secure partnerships with leading software providers and data companies to enable more vertical market integrations and to expand our marketplace of third-party applications.

I will now turn it over to JD who will talk about the strength of our business model and financial performance for Q1 2021.

JD Fay, CFO, Matterport:

Thank you RJ.

Q1 was a record quarter for Matterport. I am excited to share our quarterly financial results today.

Before I dive into detailed financials, I would like to highlight the strength of our subscription-based business model and performance metrics. We have the largest subscriber base in our industry, with over 330,000 subscribers on our platform at the end of Q1. This is up an incredible six fold from 52,000 subscribers on the platform at the end of Q1 2020.

A key driver of this growth is our freemium flywheel. Our freemium flywheel approach includes both free and paid subscriptions to the Matterport platform. The free plan is an important part of our business model, as it provides subscribers a way to try Matterport using any compatible device, including the smartphone in their pocket, for free. Many of these subscribers trade up to paid plans over time on their own or by connecting with our sales team to form an enterprise-level relationship. Our strategy for flexibly enabling customers to join our platform has resulted in a highly-efficient subscriber-acquisition model yielding long-term, sticky customer relationships.

In addition to remarkable subscriber growth year-on-year, our subscribers are also increasing their spend with us at a healthy rate. Our net dollar expansion rate was 129% in Q1, up from 112% in the prior quarter. We calculate this metric on a quarterly basis by comparing the aggregate subscription revenue attributable to a subscriber cohort for the year ago period to the aggregate subscription revenue attributable to that same cohort in the most recent quarter. We believe this metric will remain attractive as customers continue to digitize additional spaces in their portfolios and expand their use cases for the Matterport 3D digital twin.

I will now discuss our Q1 financial results in more detail.

Total revenue was a record $26.9 million, up a remarkable 108% from Q1 last year. The majority of our revenue is comprised of recurring subscription revenue and license revenue. Subscription revenue was $13.8 million, up 84% from a year ago. In addition, license revenue was $2.3 million, as we continue to drive sales of our data licensing products. Note that license revenue can be lumpy from quarter to quarter, depending on the timing of completed transactions.

Our annual recurring revenue run rate of subscription revenue, or ARR, was $55.2 million. Importantly, our ARR provides us visibility into approximately 85% of subscription revenue forecasted for 2021.

While the majority of our revenue is derived from subscriptions and licenses, we also have a services business and a product business. Both of these businesses are designed to accelerate the speed at which customers come on to our platform as new subscribers.

Starting with services, our services revenue was $2.7 million, up 197% YoY. We provide a variety of services, including in-app purchases and Capture Services. In-app purchases provide our customers additional digital assets for their spaces, such as schematic floor plans. Matterport Capture Services is an offering by which enterprise customers hire us to subcontract the capture of their spaces in high volume, enabling them to get onto our platform more quickly and at scale. We offer Capture Services around the world by leveraging a large network of service partners. Taken together, Capture Services revenue is a leading indicator for future subscription revenue growth.

Our product revenue grew 82% year-on-year, to $8.2 million. Product revenue primarily comes from sales of our high-precision, 3D, spatial data camera called the Matterport Pro2. And, not only does our Pro2 camera fill an important gap in the market for fast and accurate digital space capture, our customers can also create 3D digital twins using a number of third party cameras, such as an iPhone, inexpensive 360 cameras or a LIDAR camera.

Overall, our total gross margin for the first quarter was 62%, up 1,200 basis points from a year ago. Our subscription gross margin was 76%, up 800 basis points from a year ago as well. Over time, we expect our total gross margins to further increase as more of our total revenue is derived from subscriptions to our platform.

Reviewing operating expenses in Q1:

Research and Development expenses were $6 million, up 31% from $4.6 million in the prior year period. The growth in spending is primarily attributable to investments in headcount to increase our product development efforts.

SG&A expenses were $13.1 million, as compared to $9.8 million a year ago. We continue to invest in our sales and marketing headcount and capabilities to drive further growth. We have also added headcount and other capabilities in our G&A organization in preparation for public company operations.

Operating loss was $2.4 million in the first quarter compared to a loss of $7.9 million in the year-ago period. While we believe we can run the company at a profit, given the massive market opportunity available to us, we plan to continue to invest to drive rapid growth.

Moving on to our balance sheet, we ended the quarter with $49 million in cash and equivalents.

After the anticipated closing of the merger with Gores Holdings VI and the proceeds from the accompanying PIPE transaction, we expect to be more than fully funded for our investing needs for the foreseeable future.

Finally, we have made excellent progress and are on schedule for closing the merger with Gores Holdings VI early in the third quarter.

Overall, I am very pleased with our first quarter financial performance, and, even with this record performance in Q1, we have only scratched the surface in our mission to digitally transform the built world.

Now, I would like to turn the call back over to RJ.

RJ Pittman, CEO, Matterport

Thank you JD!

Matterport is a once in a decade company with extraordinary potential to revolutionize the way the world’s largest asset class is created, managed, and valued over its lifetime. Our first quarter results mark another milestone for our company as we drive acceleration across our business and create tremendous growth opportunities for our customers, partners, and our employees. Matterport created this category for the built world and we are the market leader, but in many respects we are just getting started and our biggest and best years are still to come.

We can’t wait to get started on this next stage of growth for Matterport. Thank you very much for joining us.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between Gores Holdings VI, Inc. (“Gores”) and Matterport, Inc. (“Matterport”), including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the services offered by Matterport and the markets in which Matterport operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Gores’ or Matterport’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Gores’ securities; (ii) the risk that the proposed business combination may not be completed by Gores’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Gores; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by Gores’ stockholders, the satisfaction of the minimum trust account amount following redemptions by Gores’ public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Matterport’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of Matterport and potential difficulties in Matterport employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against Gores or Matterport related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of Gores’ securities on the NASDAQ; (viii) the price of Gores’ securities, including volatility resulting from changes in the competitive and highly regulated industries in which Matterport plans to operate, variations in performance across competitors, changes in laws and regulations affecting Matterport’s business and changes in the combined capital structure; and (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in Gores final proxy statement/information statement/prospectus contained in the registration statement on Form S-4, including those under “Risk Factors” therein, and other documents filed by Gores from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Gores and Matterport assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Gores nor Matterport gives any assurance that either Gores or Matterport will achieve its expectations.

Additional Information and Where to Find It In connection with the proposed business combination, Gores has filed a registration statement on Form S-4 that includes a proxy statement of Gores, an information statement of Matterport and a prospectus of Gores. The proxy statement/information statement/prospectus is not yet effective. The definitive proxy statement/information statement/prospectus, when it is declared effective by the SEC, will be sent to all Gores and Matterport stockholders as of a record date to be established for voting on the proposed business combination and the other matters to be voted upon at a meeting of Gores’ stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Gores may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/information statement/prospectus will contain important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, investors and security holders of Gores and Matterport are urged to read the registration statement, the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination.

Investors and security holders will be able to obtain free copies of the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Gores through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Holdings VI, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, Gores’ proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

Gores and Matterport and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Gores’ stockholders in connection with the proposed business combination. Information about Gores’ directors and executive officers and their ownership of Gores’ securities is set forth in Gores’ filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/information statement/prospectus regarding the proposed business combination. You may obtain free copies of these documents as described in the preceding paragraph.

Disclaimer

This document relates to a proposed business combination between Gores and Matterport. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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